SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           PERSONNEL MANAGEMENT, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   71534B-10-1
                                 (CUSIP Number)

         Don R. Taylor                          Mark B. Barnes
         Personnel Management, Inc.             David B. Millard
         1499 Windhorst Way, Ste. 100           Leagre Chandler & Millard
         Greenwood, IN  46143                   1400 First Indiana Plaza
                                                135 North Pennsylvania Street
                                                Indianapolis, IN 46204


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 71534B-10-1
------ -----------------------------------------------------------------------
1.      Name of Reporting Person
         S.S. or I.R.S. Identification No. Of Above Person

         Don R. Taylor

------ -----------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)
                                                             (b)
------ -----------------------------------------------------------------------
3.      SEC Use Only


------ -----------------------------------------------------------------------
4.      Source of Funds*
        OO

------ -----------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

------ -----------------------------------------------------------------------
 6.      Citizenship or Place of Organization
         USA

------ -----------------------------------------------------------------------
                       7.       Sole Voting Power
                                0 [See Item 6]
   Number of Shares
  Beneficially Owned   8.       Shared Voting Power
  by Each Reporting             619,805 [See Item 6]
     Person With
                       9.       Sole Dispositive Power
                                619,805

                       10.      Shared Dispositive Power
                                0
------ -----------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person 627,305 [Includes 7,500 shares that may be acquired pursuant to stock options]
------ -----------------------------------------------------------------------
 12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

------ -----------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
         30.5%
------ -----------------------------------------------------------------------
 14.     Type of Reporting Person*
         IN
------ -----------------------------------------------------------------------

                                  SCHEDULE 13D

This Statement is being filed to report the execution of a Voting Agreement between Don R. Taylor and DHI Holdings, Inc., an Ohio corporation ("DHI"), which Voting Agreement results in DHI having shared voting control with Mr. Taylor with respect to the Issuer's shares held by Mr. Taylor.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the common stock, no par value per share (the "Common Stock") of Personnel Management, Inc., an Indiana corporation (the "Issuer"). The address of the Issuer's principal office is 1499 Windhorst Way, Suite 100, Greenwood, Indiana 46143.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is filed on behalf of Don R. Taylor. Mr. Taylor is Chief Executive Officer and a Director of the Issuer, and his business address is the address reported in Item 1 which is incorporated herein by reference.

     Mr. Taylor is a citizen of the United States.

     During the last five years, Mr. Taylor has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As discussed in Items 4 and 6, this Statement reports Mr. Taylor's agreement to vote all shares of Common Stock held by him in favor of a merger of the Issuer into a wholly owned subsidiary of DHI.

ITEM 4.  PURPOSE OF TRANSACTION.

     On June 16, the Issuer, DHI and DHI Sub Corp., an Indiana corporation and a wholly owned subsidiary of DHI, entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), which provides for the merger of the Issuer with and into DHI Sub Corp. (the "Merger"). The approval of the Issuer's shareholders is a condition to consummation of the Merger. Simultaneously with the execution of the Merger Agreement, Mr. Taylor and DHI entered into a Voting Agreement in which Mr. Taylor agrees to vote all of the shares of Common Stock held by him in favor of adoption of the Merger Agreement at the Special Meeting of the Issuer's Shareholders called with respect to the proposed Merger. Additional information regarding the Voting Agreement and the Merger Agreement is provided in Item 6.

     Except as contemplated by the Voting Agreement and Merger Agreement, Mr. Taylor does not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) The beneficial ownership of the Issuer's Common Stock as of June ___, 1998, of the Reporting Person is set forth in the table below. The Reporting Person has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.

           Name of                    Number of Shares
      Reporting Person              Beneficially Owned             Percentage*

       Don R. Taylor                     627,3051                      30.5%


*Percentages are calculated in accordance with Rule 13d-3(d)(1) and reflect 2,048,771 outstanding shares.

(1) Includes 7,500 shares that Mr. Taylor has the right to acquire pursuant to stock options. Mr. Taylor has entered into a Voting Agreement with DHI Holdings, Inc. with respect to the voting of the shares in connection with the Company's proposed merger into a subsidiary of DHI Holdings, Inc. See
     Item 6.

(c) There have been no transactions in the Common Stock of the Issuer by the Reporting Person during the sixty days preceding the date of this Statement, except as follows:

    Name of             Date of          Nature of        Number       Price
Reporting Person      Transaction       Transaction      of Shares    Per Share

Don R. Taylor          6/15/98        Private Purchase    24,000       $16.00



(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As stated in Item 4 above, on June 16, 1998, the Issuer, DHI and DHI Sub Corp entered into the Merger Agreement, which provides for the Merger, and, simultaneously with the execution of the Merger Agreement, Mr. Taylor and DHI entered into the Voting Agreement, in which Mr. Taylor agrees to vote all of the shares of Common Stock held by him in favor of adoption of the Merger Agreement at the Special Meeting of the Issuer's Shareholders called with respect to the proposed Merger.

     In addition the agreement that Mr. Taylor will vote the shares of Common Stock held by him in favor of the adoption of the Merger Agreement, in the Voting Agreement Mr. Taylor also agrees to (i) vote against any recapitalization, merger, sale of assets or other business combination or similar transaction involving the Issuer or any of its subsidiaries, securities or assets which is not endorsed in writing by DHI; (ii) vote against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled; and (iii), subject to his fiduciary duties as an officer and Director of the Issuer, not to solicit, or authorize the solicitation, of any inquiries or any proposals from an person other than DHI or DHI Sub Corp. with respect to the acquisition of voting securities, or the acquisition or disposition of a significant amount of assets, of the Issuer or any of its subsidiaries. In the Voting Agreement, Mr. Taylor also agrees that he will not, and will not enter into any agreement to, sell or otherwise transfer or dispose of shares of Common Stock (or any other of the Issuer's voting securities) held by him without the prior written consent of DHI.

     The Merger Agreement provides for the Issuer to be merged with and into DHI Sub Corp., with the Issuer surviving the Merger and, as a consequence of the Merger, becoming a wholly owned subsidiary of DHI. Each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be exchanged pursuant to the Merger Agreement into $16.00 in cash. The Merger Agreement provides that unexercised warrants initially granted in connection with the Issuer's initial public offering and options granted under the Issuer's stock option plans will be converted into the right to receive the difference between $16.00 and the exercise price of the warrant or option for each share covered by the warrants and options.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A -- Voting Agreement, between Don R. Taylor and DHI Holdings, Inc., dated June 16, 1998.

               Exhibit B -- Agreement and Plan of Merger and Reorganization, among DHI Holdings, Inc., DHI Sub Corp., and Personnel Management, Inc., dated June 16, 1998. This document is incorporated by reference to Exhibit 2 to the Form 8-K filed by the Issuer on June 17, 1998.


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of June 17, 1998.


                                               /s/ Don R. Taylor
                                               Don R. Taylor

                                   EXHIBIT A


                                VOTING AGREEMENT


     This Voting Agreement, dated as of June 16, 1998, is entered into by and among DHI Holdings, Inc., an Ohio corporation ("DHI"), on the one hand, and the individuals listed on the signature page of this Voting Agreement ("Shareholders") all of whom are shareholders of Personnel Management, Inc., an Indiana Corporation ("PMI"), on the other hand (this "Voting Agreement");

     Whereas, concurrently herewith, DHI, DHI Sub Corp, an Indiana corporation and wholly owned subsidiary of DHI, and PMI are entering into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"); capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

     Whereas, Shareholders are as of the date hereof the beneficial owners of PMI Common Shares in the amounts reflected next to their respective signatures below (collectively, the "Shares");

     Whereas, approval of the Merger Agreement by PMI's shareholders is a condition to the consummation of the Merger;

     Whereas, as a condition to its entering into the Merger Agreement, DHI has required that Shareholders agree, and Shareholders have agreed, to enter into this Voting Agreement; and

     Whereas, Shareholders have been informed that the Board of Directors of PMI has approved the Merger Agreement.

     Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto severally agree as follows:

     Section 1. Agreement to Vote, Restrictions on Dispositions, Etc.


          (a) Each Shareholder hereby agrees to attend the PMI Special Meeting, in person or by proxy, and to vote (or cause to be voted) all PMI Common Shares, and any other voting securities of PMI owned by such Shareholder whether issued heretofore or hereafter, that such person owns or has the right to vote, for approval and adoption of the Merger Agreement (as amended from time to time) and the Plan of Merger, and the transactions contemplated by the Merger Agreement, such agreement to vote to apply also to any adjournment of the PMI Special Meeting. Each Shareholder agrees not to grant any proxies or enter into any voting agreement or arrangement inconsistent with this Agreement.

          (b) Each Shareholder hereby agrees that, without the prior written consent of DHI, such Shareholder shall not, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, any PMI Common Shares or any other voting securities of PMI that such Shareholder owns beneficially or otherwise.

          (c) To the extent PMI solicits a vote of shareholders or the same is required under Indiana law, each Shareholder agrees to vote (or cause to be voted) all PMI Common Shares, and any other voting securities of PMI, owned by such Shareholder whether issued heretofore or hereafter, that such person owns or has the right to vote, (i) against any recapitalization, merger, consolidation, sale of assets or other business combination or similar transaction involving PMI or any of its Subsidiaries, securities or assets which is not endorsed in writing by DHI and (ii) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of PMI under the Merger Agreement or which could result in any of the conditions to PMI's obligations under the Merger Agreement not being fulfilled.

          (d) Subject to a Shareholder's fiduciary obligations as an officer or Director of PMI, each Shareholder agrees not to directly or indirectly solicit, or authorize any person to solicit, any inquiries or proposals from any person other than DHI relating to the merger or consolidation of PMI with any person other than DHI or DHI Sub Corp, or the acquisition of PMI's or any of its Subsidiaries' voting securities by, or the direct or indirect acquisition or disposition of a significant amount of assets of PMI or any of its Subsidiaries from or to any person other than DHI or DHI Sub Corp, or directly or indirectly enter into or continue any discussions, negotiations or agreements relating to, or vote (or cause to be voted) in favor of, any such transaction.

          (e) Each Shareholder agrees to promptly notify DHI in writing of the nature and amount of any acquisition by Shareholder after the date hereof of any voting securities of PMI.

     Section 2. Additional Representations and Warranties of Shareholders.

     Each Shareholder represents and warrants to DHI as follows:

          (a) such Shareholder has all necessary power and authority to execute and deliver this Voting Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

          (b) this Voting Agreement has been duly executed and delivered by such Shareholder;

          (c) this Agreement constitutes the valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles;

          (d) the PMI Common Shares described on the signature page hereto are the only voting securities of PMI owned (beneficially or of record) by such Shareholder and are owned free and clear of all liens, charges, encumbrances, restrictions and commitments of any kind;

          (e) such Shareholder has not appointed or granted any irrevocable proxy, which appointment or grant is still effective, with respect to the PMI Common Shares owned by such Shareholder; and

          (f) each Shareholder acknowledges, and DHI agrees, that the restrictions imposed upon such Shareholder in this Voting Agreement are so imposed only in Shareholder's capacity as a shareholder of PMI.

     Section 3. Further Assurances.

     Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as reasonably may be necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Voting Agreement. Without limiting the generality of the foregoing, none of the parties hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of such party to effectuate, carry out or comply with all the terms of this Voting Agreement.

     Section 4. Covenants of Shareholders Not to Enter Into Inconsistent Agreements.

     Each Shareholder hereby agrees that, except as contemplated by this Voting Agreement and the Merger Agreement, such Shareholder shall not enter into any voting agreement or grant an irrevocable proxy or power of attorney with respect to the PMI Common Shares which is inconsistent with this Voting Agreement.

     Section 5. Effectiveness and Termination.

     It is a condition precedent to the effectiveness of this Voting Agreement that the Merger Agreement shall have been executed and delivered. This Voting Agreement shall automatically terminate and be of no further force or effect:
(i) upon the occurrence of an event requiring the payment of the Termination Fee under the Merger Agreement and the payment of such Termination Fee in accordance with the Merger Agreement; (ii) upon the termination of the Merger Agreement by DHI; or (iii) upon the termination of the Merger Agreement by PMI in accordance with the provisions of the Merger Agreement. Upon any termination of this Voting Agreement, except for any rights any party may have in respect of any breach by another party of its obligations hereunder, no one of the parties hereto shall have any further obligation or liability hereunder. The provisions of this Voting Agreement shall also terminate and be of no further force or effect from and after the Effective Date of the Merger.

     Section 6. Consideration.

     Each Shareholder hereby acknowledges and agrees that DHI is entering into the Merger Agreement in reliance upon the execution by the Shareholders of the Voting Agreement and that DHI's execution of the Merger Agreement (and the making by DHI to PMI of the various representations, warranties and agreements contained therein, all of which have been relied upon by Shareholders in connection with their execution of this Voting Agreement) constitutes adequate consideration and value for each Shareholder's execution of this Voting Agreement and compliance with its terms.

     Section 7. Miscellaneous.

          (a) Notices. Any notice or other communication required or permitted hereunder shall be expressed in writing and sent by certified or registered mail, return receipt requested; or sent by nationally recognized overnight courier service such as Federal Express; or sent by facsimile transmission between the hours of 9:00 a.m. and 4:30 p.m. local time at the place of intended receipt, which facsimile transmission advises the sender thereof that the transmission was received by the correct telephone number and that the status of such transmission was "okay", and which facsimile transmission is confirmed by recognized overnight courier service or certified or registered mail, return receipt requested; to the respective parties at the following addresses, or at such other addresses as the parties shall designate by written notice to the other:

      If to Shareholders, to:                    Copy in the same manner to:

      Don R. Taylor                              David B. Millard
      4750 Dolphin Kay Lane                      Leagre, Chandler & Millard
      108D                                       1400 First Indiana Plaza
      St. Petersburg, Florida 33711              135 N. Pennsylvania Street
                                                 Indianapolis, Indiana 46204

      If to DHI or DHI Sub Corp, to:             Copy in the same manner to:

      Linsalata Capital Partners                 James C. Vanderwist, Esq.
      Fund III, L.P.                             Calfee, Halter & Griswold LLP
      c/o A. Chace Anderson                      1400 McDonald Investment Center
      Landerbrook Corporate                      800 Superior Avenue
      Center One                                 Cleveland, Ohio 44114-2688
      5900 Landerbrook Drive                     Fax No.:  216-241-0816
      Suite 280
      Mayfield Heights, Ohio 44124
      Fax No.:  440-684-0984

          (b) Amendments, Waivers, Etc. This Voting Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by DHI and Shareholders.

          (c) Successors and Assigns. This Voting Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any transfer of PMI Common Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Voting Agreement.

          (d) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Voting Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Voting Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

          (e) Governing Law. This Voting Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the internal laws of the State of Indiana without regard to principles of conflicts of law.

          (f) 1934 Act Compliance. DHI represents and warrants to Shareholders that its contacts with Shareholders (and any other PMI Shareholders) precedent to and coincident with the execution and delivery of the Merger Agreement have not subjected DHI, Shareholders, PMI or any other party to the filing or other requirements of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, and that DHI will not take any action during the term of this Voting Agreement or thereafter that would require a filing under such Regulation 14A with the SEC by or on behalf of DHI, PMI, Shareholders or any third person (except as contemplated by Section 5.5 of the Merger Agreement) with respect to PMI Common Shares, without Shareholders' prior written consent, which consent may be withheld in their discretion for any reason or for no reason. Further, to the extent that it is required by applicable law to do so, DHI agrees to cause to be executed, delivered to Shareholders and to PMI, and filed with the SEC in such form as shall be required by law, all statements or other filings, including amendments to existing statements or filings, necessitated as a result of the execution of this Voting Agreement and the rights and interests acquired by DHI pursuant hereto.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                        DHI Holdings, Inc.


                                       By: /s/ A. Chace Anderson
                                           A. Chace Anderson, Chairman


                                        Number of PMI            Certificate
Name and Signature                      Common Shares              Numbers



/s/ Don R. Taylor                        619,805                   -------
Don R. Taylor